Exhibit 23.22

INDEPENDENT AUDITORS’ CONSENT

We consent to the use in this Amendment No. 1 to the Registration Statement (File No. 333-109195) of Moore North America Finance, Inc. on Form S-4 of our report dated January 21, 2003 related to the consolidated financial statements of R. R. Donnelley & Sons Company as of and for the year ended December 31, 2002 (which audit report expresses an unqualified opinion and includes an explanatory paragraph relating to the application of procedures relating to certain disclosures of financial statement amounts related to the 2001 and 2000 financial statements that were audited by other auditors who have ceased operations and for which we have expressed no opinion or other form of assurance other than with respect to such disclosures), appearing in the Prospectus, which is part of such Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.

/s/    Deloitte & Touche LLP

Chicago, Illinois

December 22, 2003